FIFTH AMENDING AGREEMENT

THIS AGREEMENT dated as of November 4, 2016.

AMONG:

> **ENERPLUS CORPORATION,** a corporation subsisting under the laws of the Province of Alberta, as borrower (hereinafter referred to as the "**Borrower**"),

OF THE FIRST PART

and

> **CANADIAN IMPERIAL BANK OF COMMERCE**, a Canadian chartered bank, as administrative agent of the Lenders (hereinafter referred to as the "**Agent**"),

OF THE SECOND PART

and

> **EACH PERSON NAMED ON THE SIGNATURE PAGES HEREOF** in their capacity as a Lender (collectively, the "**Lenders**"),

OF THE THIRD PART

WHEREAS the parties hereto entered into the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1. **INTERPRETATION**

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

> "**Agreement**" means this fifth amending agreement, as amended, modified, supplemented or restated from time to time and includes, for certainty, the Confirmation of Guarantee attached hereto;

> "**Amended Credit Agreement**" means the Credit Agreement as amended and supplemented by this Agreement, and as the same may be further amended, modified, supplemented or restated from time to time;

> "**Credit Agreement**" means the amended and restated credit agreement dated as of October 31, 2012 between the Borrower, the Agent and the Lenders, as amended by a first amending

agreement dated as of November 8, 2013, a second amending agreement dated as of May 6, 2014, a third amending agreement dated as of November 7, 2014 and fourth amending agreement dated as of November 6, 2015; and

"**Effective Date**" means the date on which all of the conditions precedent in Section 4.1 of this Agreement have been satisfied or waived by the Lenders.

1.2   Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3   The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto. Unless expressly indicated otherwise, all references to "Section" or "Sections" are intended to refer to a Section or Sections of the Credit Agreement.

2.   **AMENDMENTS TO CREDIT AGREEMENT**

2.1   Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree the Credit Agreement is amended as follows:

(a)   the definition of "Maturity Date" is amended by replacing "October 31, 2018" with "October 31, 2019"; and

(b)   Schedule "A" to the Credit Agreement is replaced with Exhibit "A" attached hereto.

3.   **REPRESENTATIONS AND WARRANTIES**

3.1   The Borrower hereby represents and warrants that as of the Effective Date:

(a)   no Default or Event of Default has occurred and is continuing; and

(b)   the representations and warranties contained in Article 13 of the Credit Agreement (other than those made specifically as of the Amendment Date and with this Agreement being a Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement) are true and correct.

3.2   The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Advance, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or the Lenders' counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.

4.   **CONDITIONS PRECEDENT TO EFFECTIVENESS**

4.1   This Agreement shall be effective on the date each of the following conditions precedent are satisfied (or waived by the Lenders hereunder):

(a)   the Borrower shall deliver or cause to be delivered to the Agent an executed copy of this Agreement for each Lender; and

(b) the Agent shall have received for payment to each Lender, a fee equal to 22.5 Basis Points on the increased portion of each Lender's Individual Commitment Amount after giving effect to the amendments herein and a fee equal to 7.5 Basis Points on the existing portion of each Lender's Individual Commitment Amount.

4.2 The conditions precedent set out in Section 4.1 above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders.

5. **CONFIRMATION OF CREDIT AGREEMENT AND OTHER DOCUMENTS**

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect. The Credit Agreement as amended hereby is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect. This Agreement shall, for all purposes, be considered to be a Document.

6. **FURTHER ASSURANCES**

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

8. **GOVERNING LAW**

The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

[signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ENERPLUS CORPORATION



Per:
Name:
Title:

Jodi Jenson Labrie
Senior VP and CFO



Per:
Name:
Title:

Shaina Morihira
Corporate Controller

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Swing Line Lender, Fronting Lender and Lender

Per:
Name:
Title:
Joelle Chatwin
Executive Director

Per:
Name:
Title:
Brad Kay
Authorized Signatory

ROYAL BANK OF CANADA



Per: _____
Name:
Title:

Mike Gaudet
Authorized Signatory

BANK OF MONTREAL



Per: _____
Name:
Title: **Ebba Jantz**
Director

Per: _____
Name:
Title:

THE BANK OF NOVA SCOTIA



Per:

Name: Jeff Cebryk

Title: Managing Director

Per:

Name: Scarlett Crockatt

Title: Associate Director

THE TORONTO-DOMINION BANK



Per: _____

Name: **Anil Nayak**

Title: **Vice President**

Per: _____

Name: David Radomsky

Title: Managing Director

NATIONAL BANK OF CANADA

Per:  _____

Name: Mark Williamson

Title: Authorized Signatory

Per: _____

Name: Greg Steidl

Title: Authorized Signatory

CITIBANK, N.A., CANADIAN BRANCH

Per: _____

Name: Jonathan Cain

Title: Authorized Signatory

Per: _____

Name:

Title:

WELLS FARGO BANK N.A., CANADIAN BRANCH



Per: _____

Name: **David Foltz**

Title: **Managing Director**

Per: _____

Name:

Title:

CAISSE CENTRALE DESJARDINS



Per:

Name: Oliver Sumugod

Title: Director



Per:

Name: Matt van Remmen

Title: Managing Director



ALBERTA TREASURY BRANCHES

Per: ____________________________
Name: Matthew Littlejohn
Title: Director

Per: Shruthi Belle
Name: Shruthi Belle
Title: Associate Director, Energy
ATB Corporate Financial Services

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), the undersigned hereby: (a) consents to the terms of this Agreement and (b) confirms and agrees that its Guarantee made as of October 31, 2012 is and shall remain in full force and effect in all respects and, without limiting the generality of the foregoing, shall continue to exist and apply to all of the Obligations (as defined in such Guarantee), including, without limitation, the Obligations (as defined in such Guarantee) of the Borrower under, pursuant to or relating to the Amended Credit Agreement.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

1209783 ALBERTA ULC



Per:
Name: Jodi Jenson Labrie
Title: Senior VP and CFO

Per:
Name:
Title: Shaina Morihira
Corporate Controller

ENERPLUS RESOURCES U.S. INC.



Per:
Name: Jodi Jenson Labrie
Title: Senior VP and CFO

Per:
Name:
Title: Shaina Morihira
Corporate Controller

ENERPLUS RESOURCES (USA) CORPORATION



Per:
Name: Jodi Jenson Labrie
Title: Senior VP and CFO

Per:
Name:
Title: Shaina Morihira
Corporate Controller

3104613 NOVA SCOTIA LIMITED



Per:
Name: Jodi Jenson Labrie
Title: Senior VP and CFO

Per:
Name:
Title: Shaina Morihira
Corporate Controller

EXHIBIT A

Schedule A to the Enerplus Corporation Amended and Restated Credit Agreement dated October 31, 2012

LIST OF LENDERS AND COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	$122,000,000
Royal Bank of Canada	3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3234	$102,000,000
Bank of Montreal	900, 525 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Manager Facsimile: (403) 515-3650	$102,000,000
The Bank of Nova Scotia	2000, 700 – 2nd Street S.W. Calgary, Alberta T2P 2W1 Attention: Managing Director Facsimile: (403) 221-6497	$90,000,000
The Toronto-Dominion Bank	Suite 3600, 427 – 7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: Vice President and Director Facsimile: (403) 292-2772	$90,000,000
National Bank of Canada	1800, 311 – 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Facsimile: (403) 298-3078	$90,000,000
Citibank, N.A., Canadian Branch	4000, 525 - 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Assistant Vice President Facsimile: (403) 398-1692	$68,000,000
Wells Fargo Bank N.A., Canadian	2711, 308 – 4th Avenue SW	$48,000,000

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Branch	Calgary, Alberta T2P 0H7 Attention: Portfolio Manager Facsimile: (403) 776-8700	
Caisse centrale Desjardins	1170, Rue Peel, Bureau 600 Montréal, Quebec H3B 0B1 Attention: Senior Manager/Vice-President Facsimile.: (403) 532-6641	$48,000,000
Alberta Treasury Branches	600, 585 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Manager, Energy and Commercial Banking Facsimile: (403) 974-5776	$40,000,000

COMMITMENT AMOUNT: **$800,000,000**

FRONTING LENDERS AND INDIVIDUAL FRONTED LC COMMITMENTS

LENDER	ADDRESS FOR NOTICES	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	$100,000,000